EXHIBIT 23.6

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Alexander & Baldwin, Inc. of our report dated March 2, 2018 related to the Combined Statement of Revenues and Certain Expenses of Hokulei Village, LLC, TRC Laulani Village, LLC, Laulani Village Pad G, LLC, and Pu’unene Shopping Center, LLC for the year ended December 31, 2017 (the “Statement”) (which report expresses an unmodified opinion and includes an emphasis of matter paragraph referring to the purpose of the Statement), appearing in the Current Report on Form 8-K/A of Alexander & Baldwin, Inc. dated March 2, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Honolulu, Hawaii

March 5, 2018